Exhibit 10.17

EXECUTION COPY

PURCHASE AND SALE AGREEMENT

between

E-LOAN, INC.,
as Seller

and

MERRILL LYNCH BANK USA,
as Purchaser

Dated as of July 14, 2004

TABLE OF CONTENTS

ARTICLE FIVE

EVENTS OF DEFAULT

ARTICLE SIX

MISCELLANEOUS

SCHEDULES

EXHIBITS

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated as of July 14, 2004, is between Merrill Lynch Bank USA, an industrial bank organized under the laws of Utah, as purchaser (the "Purchaser"), and E-LOAN, Inc., a Delaware corporation, as seller (the "Seller").

WHEREAS, the Purchaser desires to purchase from the Seller, from time to time, contracts evidencing direct loans to consumers for the purchase or refinancing of certain new or pre-owned motor vehicles; and

WHEREAS, the Seller is willing to sell such contracts to the Purchaser, and the Purchaser is willing to buy such contracts from the Seller, pursuant to the terms hereof.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE ONE

DEFINITIONS

Section 1.01. Definitions. Except as otherwise specified herein or as the context may otherwise require, the following terms have the respective meanings set forth below for all purposes of this Agreement.

"30+ Day Delinquent Contract" means any Contract which is a Delinquent Contract.

"30+ Day Delinquency Ratio" means, with respect to any Origination Pool, the ratio of (i) the Outstanding Balance of all 30+ Day Delinquent Contracts which are part of the related Origination Pool, to (ii) the related Outstanding Origination Pool Collateral Balance on such date of determination.

"Acknowledged Receivable File" shall have the meaning set forth in the Servicing and Custodian Agreement.

"Acknowledgement of Custodian" means a notice substantially in the form of Exhibit B to the Servicing and Custodian Agreement.

"Adjusted Average Coupon" means, for any Schedule of Contracts, an amount equal to (i) the weighted average APR for the related Contracts minus Expected Loss divided by (ii) Duration.

"Administrator" means E-LOAN, Inc., in its capacity as administrator under the Servicing and Custodian Agreement, and its successors in such capacity.

"Affiliate" of any specified Person means any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" or "controlled" have meanings correlative to the foregoing.

"Aggregate Principal Balance" means, with respect to any date and the Outstanding Contracts, the aggregate of the Principal Balances of such Contracts as of such date.

"Agreement" means this Purchase and Sale Agreement, as amended, restated or otherwise modified from time to time.

"Amount Financed" means, with respect to any Contract, the aggregate principal amount of credit extended to the related Obligor in connection with the purchase (or financing or refinancing of the purchase) of the related Financed Vehicle including, without limitation, any taxes, insurance and related costs financed in connection therewith, as set out in the Contract Files.

"Annualized Net Loss" means, with respect to any Origination Pool, an amount equal to the product of (i) 12 and (ii) the quotient of (A) the Cumulative Net Losses, divided by (B) the number of months elapsed since the acquisition of such Origination Pool.

"Annualized Net Loss Ratio" means, with respect to any Origination Pool, the ratio of (i) the amount of all Annualized Net Losses with respect to such Origination Pool, to (ii) a quotient the numerator of which is the sum of the current Outstanding Origination Pool Collateral Balance and the Original Origination Pool Principal Balance and the denominator of which is 2.

"APR" of a Contract means annual percentage rate and is the annual rate of finance charges specified in such Contract.

"Assignments" means, collectively, each Sale and Assignment and the original instrument of assignment of a Contract, the Title Documents and all other documents securing such Contract made by the Seller to the Purchaser which is in a form sufficient under the laws of the jurisdiction under which the security interest in the related Financed Vehicle arises to permit the assignee to exercise all rights granted by the Obligor under such Contract and such other documents and all rights available under applicable law to the Obligee under such Contract and which may, to the extent permitted by the laws of such jurisdiction, be a blanket instrument of assignment covering other Contracts.

"Base Case Price" means, for any Schedule of Contracts, a price which is in a multiple of 10 basis points and is less than 5 basis points from the Purchase Price.

"Basic Documents" means this Agreement, the Servicing and Custodian Agreement and the Sale and Assignments.

"Benchmark Yield" means, for each Schedule of Contracts, the amortizing swap rate.

"Black Book" means the guide published by National Auto Research Div. as of such date of determination.

"Business Day" means any day that is not a Saturday, Sunday or other day on which banking institutions in Oakland, California or New York, New York are authorized or obligated by law, executive order or government decree to remain closed.

"Buy Rate" means, with respect to any Contract, a rate applicable to such Contract as set forth on the Buy Rate Matrix then in effect.

"Buy Rate Matrix" means (i) initially, the Buy Rate Matrix in the form of Exhibit B and (ii) from time to time after the Initial Closing Date, the updated Buy Rate Matrix set by the Purchaser in accordance with Section 6.03.

"Calendar Quarter" means each of the four quarters resulting by dividing the calendar year into four units of three sequential months, commencing in January of each year.

"Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.

"Change of Control" means, at any time, (i) any "person" or "group" (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) shall have (a) acquired beneficial ownership of 51% or more on a fully diluted basis of the voting or economic interest in the Capital Stock of the Seller or (b) obtained the power (whether or not exercised) to elect a majority of the members of the board of directors (or similar governing body) of the Seller or (ii) the majority of the seats (other than vacant seats) on the board of directors (or similar governing body) of the Seller cease to be occupied by individuals who either were (a) members of the board of directors of the Seller on the Closing Date or (b) nominated for election by the board of directors of the Seller, a majority of whom were directors on the Initial Closing Date or whose election or nomination for election was previously approved by a majority of such directors.

"Closing Date" means, unless the context otherwise requires, the Initial Closing Date and each Subsequent Closing Date. Unless otherwise agreed to by the Purchaser and the Seller, each Closing Date shall occur on the Business Day next succeeding the delivery of a Sale and Assignment.

"Collateral Value" means, with respect to a Financed Vehicle that is a new vehicle, the applicable factory invoice, and with respect to a Financed Vehicle that is pre-owned, the wholesale value of such Financed Vehicle based on N.A.D.A., KBB or Black Book.

"Collection Account" means account number 62030 at Merrill Lynch Bank (ABA 124084669, FBO: MLBUSA, Credit Globus Account 020 000 1141, Ref: ELOAN P&I PAYMENTS) or such other account as the Purchaser shall from time to time give written notice of to the Seller and the Servicer.

"Collection Period" means, with respect to any Servicer Report Date, the period commencing on the first day of the month preceding the month in which such Servicer Report Date occurs (or from, but excluding, the initial Cut-Off Date in the case of the first Servicer Report Date) through the last day of such preceding month.

"Commission" means the Securities and Exchange Commission.

"Contract" means each direct loan evidenced by a note and security agreement or installment loan agreement and security agreement (including each PowerCheck® and Note and Security Agreement) and each other agreement delivered in connection therewith or pursuant thereto, originated by the Seller and transferred by the Seller to the Purchaser hereunder as listed on the Schedule of Contracts to a Sale and Assignment executed pursuant to this Agreement, which note and security agreement or installment loan agreement and security agreement has been executed by an Obligor and pursuant to which such Obligor purchased, financed, refinanced or pledged the Financed Vehicle described therein, agreed to pay the deferred purchase price (*i.e.*, the purchase price net of any down payment) or amount borrowed, together with interest, as therein provided in connection with such purchase or refinance loan, granted a security interest in such Financed Vehicle and undertook to perform certain other obligations specified in such Contract and which has been conveyed to the Purchaser pursuant to this Agreement.

"Contract Category" means the categories into which Contracts are divided for the purposes of calculating the Purchase Price based on a combination of Credit Tier, Product and Term factors, as set forth on the Buy Rate Matrix.

"Contract Documents" means, collectively, the following documents or instruments:

(a)   with respect to a Contract for the purchase (including, for greater certainty, a person-to-person purchase) of a Financed Vehicle by the related Obligor, collectively, the following documents or instruments:

> 1.   the original fully executed Contract (including, without limitation, each PowerCheck® and Note and Security Agreement), together with all amendments and other modifications thereto;
>
> 2.   a true and complete copy of (i) the credit application of the related Obligor (which may be a hard copy or in an electronic medium that may be accessed by the Servicer) and (ii) the bill of sale with respect to Obligors that have a FICO score under 700;
>
> 3.   if there is a co-signer/co-obligor on the Contract, a true and complete copy of the duly executed notice to co-signer/co-obligor delivered to the co-signer/co-obligor as required by law, which notice is set forth in the related Note and Security Agreement;
>
> 4.   original fully executed promissory notes and true and complete copies of all letters of credit, agreements, documents and instruments relating to, evidencing, securing or guarantying the loan to the related Obligor;
>
> 5.   within 180 days after the related Closing Date of such Contract, the original certificate of title (which may be a hard copy or, if authorized by applicable law, in an electronic medium that may be accessed by the Servicer) for the related Financed Vehicle, indicating E-LOAN or the Purchaser as the sole lienholder or legal owner thereof; and

6.   any and all other documents (including, without limitation, all documents required to be provided by Obligors under the PowerCheck® used in connection with person-to-person purchase transactions) that E-LOAN shall keep on file, in accordance with its customary procedures, relating to the Contracts and the related Financed Vehicle or the related Obligor.

(b)   with respect to a Contract for the refinance or lease-buy-out of a Financed Vehicle by the related Obligor:

1.   the original fully executed Contract (including, without limitation, each PowerCheck® and Note and Security Agreement), together with all amendments and other modifications thereto;

2.   a true and complete copy of (i) the credit application of the related Obligor (which may be a hard copy or in an electronic medium that may be accessed by the Servicer) and (ii) the bill of sale with respect to Obligors that have a FICO score under 700;

3.   if there is a co-signer/co-obligor on the Contract, a true and complete copy of the duly executed notice to co-signer/co-obligor delivered to the co-signer/co-obligor as required by law, which notice is set forth in the related Note and Security Agreement;

4.   original fully executed promissory notes and true and complete copies of all letters of credit, agreements, documents and instruments relating to, evidencing, securing or guarantying the loan to the related Obligor;

5.   within 180 days after the related Closing Date of such Contract, the original certificate of title (which may be a hard copy or, if authorized by applicable law, in an electronic medium that may be accessed by the Servicer) for the related Financed Vehicle, indicating E-LOAN or the Purchaser as the sole lienholder or legal owner thereof; and

6.   any and all other documents that E-LOAN shall keep on file, in accordance with its customary procedures, relating to the contract, the related Obligor or the related Financed Vehicle, including, without limitation, any record, in a format acceptable to the Purchaser (e.g., compact disc), of each draft executed by a prior lender/lienholder setting forth the acknowledgment by such lender/lienholder of the release of its lien.

"Contract Files" means the Contract Documents and all other papers, documents and computerized records customarily kept by the Seller in relation to contracts and loans comparable to the Contracts.

"Contract Number" means, with respect to any Contract, the number assigned to such Contract by the Purchaser, which number is set forth in the related Schedule of Contracts.

"Credit Tier" means one of the seven credit tier categories into which a Contract is classified, as more particularly set forth on the Buy Rate Matrix.

"Cumulative Net Losses" means, as of any date of determination, with respect to any Origination Pool, the difference between (i) the aggregate amount of all Defaulted Contracts in such Origination Pool and (ii) any Recoveries in respect of the Defaulted Contracts in such Origination Pool.

"Custodian" means SST, in its capacity as Custodian under the Servicing and Custodian Agreement, and its successors in such capacity.

"Cut-Off Date" means, with respect to (i) the Initial Closing Date, the day upon which the Seller delivers the first Sale and Assignment and (ii) each Subsequent Closing Date, the Business Day immediately preceding such Subsequent Closing Date.

"Debt" means, as of any date, without duplication, all indebtedness or other obligations of the Seller (i) which, in accordance with GAAP, would be included in determining total liabilities as reflected on the liabilities side of a balance sheet of the Seller at such date and (ii) for borrowed money or for the deferred purchase price of property or services.

"Default" means any event that with the giving of notice, the lapse of time or both would become an Event of Default.

"Defaulted Contract" means, with respect to any Contract, the earlier to occur of (i) at least one payment (or any portion thereof) is more than 120 days past due pursuant to the terms thereof, (ii) the related Financed Vehicle has been liquidated or (iii) if such Contract is subject to a first payment default, the Servicer is duly instructed by the Purchaser to charge-off the outstanding balance.

"Delinquent Contract" means any Contract for which the payment received by the Servicer on or before the related Due Date is $25 less than the Monthly Payment, excluding late fees.

"Discount Duration" means, for each Schedule of Contracts, Duration amount multiplied by 110%.

"Due Date" means, with respect to any Contract, the date upon which a Monthly Payment is due.

"Duration" means, for each Schedule of Contracts, the weighted average of the numbers set forth under the heading "Duration" on the Buy Rate Matrix for each related Contract Category.

"Eligibility Criteria" means, with respect to any Contract (and the related Financed Vehicle), the criteria set forth in Schedule V, as such Schedule may be amended from time to time with the mutual consent of the Seller and the Purchaser.

"Event of Default" means an event specified in Section 5.01.

"Exchange Act" means the Securities Exchange Act of 1934.

"Expected Loss" means, for each Schedule of Contracts, the weighted average of the percentages set forth under the heading "Loss" on the Buy Rate Matrix for each related Contract Category.

"FICO" means statistical credit scores based on methodology developed by Fair, Isaac & Company, and which are obtained by lenders in connection with loan applications to help assess a borrower's creditworthiness.

"Financial Covenant Report" means a report setting forth the calculations of the Financial Covenants for the related Collection Period substantially in the form of Schedule II.

"Financial Covenants" means the covenants set forth in Section 4.06(a).

"Financed Vehicle" means, as to any Contract, a new or pre-owned motorcycle, passenger automobile, sport utility vehicle, light-duty truck, van or minivan, together with all accessions thereto, securing the related Obligor's indebtedness under such Contract.

"Fitch" means Fitch Ratings.

"Full Prepayment" means, with respect to (i) any Contract (other than a Contract that (A) was a Defaulted Contract and with respect to which the related Financed Vehicle was repossessed and, after any cure period required by law has expired, the Servicer has charged-off any losses prior to the end of the four-month period referred to in clause (C), (B) has been paid in full on or after its Maturity Date or (C) has become delinquent as to all or part of at least four payments of Monthly Payment), payment by or on behalf of the Obligor of the total amount required by the terms of such Contract to be paid thereunder, which amount shall be at least equal to the sum of (a) 100% of the Principal Balance of such Contract, (b) interest accrued thereon to the date of such payment at the related APR and (c) any overdue amounts or (ii) any other Contract, payment of the Repurchase Amount by the Seller in connection with the purchase of such Contract pursuant to Section 3.02, 3.03 or 3.04.

"Funding Period" means the period beginning on the Closing Date and ending on the earliest to occur of (i) the Scheduled Termination Date and (ii) the 60th day after the date on which the Purchaser shall give the Seller notice of the termination of this Agreement in accordance with Section 5.01.

"GAAP" means generally accepted accounting principles in the United States as consistently applied.

"Initial Closing Date" means July 14, 2004.

"Insolvency Event" means, with respect to a specified Person, (i) the entry of a decree or order for relief by a court or regulatory authority having jurisdiction in respect of such Person in an involuntary case under the federal bankruptcy laws, as now or hereafter in effect, or any other present or future, federal or State, bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official for such Person or for any substantial part of its property, or ordering the winding-up or liquidation of such Person's affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days, (ii) the commencement of an involuntary case under the federal bankruptcy laws, as now or hereinafter in effect, or any other present or future federal or State bankruptcy, insolvency or similar law and such case is not dismissed within 60 days or (iii) the commencement by such Person of a voluntary case under the federal bankruptcy laws, as now or hereinafter in effect, or any other present or future federal or State, bankruptcy, insolvency or similar law, or the consent by such Person to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official for such Person or for any substantial part of its property, or the making by such Person of an assignment for the benefit of creditors or the failure by such Person generally to pay its debts as such debts become due or the taking of corporate action by such Person in furtherance of any the foregoing.

"Insurance Proceeds" means proceeds paid pursuant to any comprehensive and collision insurance policy and amounts (exclusive of any rebated insurance premiums) paid by any insurer under any other insurance policy related to a Financed Vehicle, a Contract or an Obligor.

"KBB" means any current Kelly Blue Book Official Guide published by Kelley Blue Book as of such date of determination.

"Lien" means, with respect to any Contract, Financed Vehicle or other property, a security interest, lien, charge, pledge, equity or encumbrance of any kind.

"Loan-to-Value Ratio" means, with respect to a Contract, a quotient (expressed as a percentage), the numerator of which is the Amount Financed and the denominator of which is the Collateral Value of the related Financed Vehicle.

"Loss Ratio" means, for each Servicer Report Date, with respect to all of the Contracts, the ratio, expressed as a percentage, equal to the (i) Cumulative Losses divided by (ii) aggregate Principal Balance of all of the Contracts as of their respective Cut-Off Dates.

"Maturity Date" means, with respect to any Contract, the Due Date on which the last scheduled payment of such Contract shall be due and payable (after giving effect to all Prepayments received prior to the date of determination), as such date may be extended pursuant to the Servicing Procedures.

"Merrill Lynch Bank" means Merrill Lynch Bank USA.

"Monthly Payment" means, with respect to any Contract, the amount of each monthly payment of principal and interest payable to the related Obligee in accordance with the terms thereof on the Due Date specified therein.

"Monthly Servicer Report" means a report substantially in the form attached as Exhibit D to the Servicing and Custodian Agreement.

"Moody's" means Moody's Investors Service, Inc.

"N.A.D.A." means any current N.A.D.A. Appraisal Guide published by NADA Appraisal Guides, Inc. as of such date of determination.

"Net Excess Spread" means, for each Schedule of Contracts, an amount equal to (i) the Adjusted Average Coupon minus (ii) the sum of the (A) Servicing Fee, (B) Benchmark Yield and (C) Required Spread.

"Note and Security Agreement" means a Note and Security Agreement originated by the Seller to an Obligor for the refinancing or purchase of a vehicle, substantially in the form set forth as Exhibit D hereto.

"Notice of Repurchased Contract" means a Notice of Repurchased Contract substantially in the form of Exhibit E hereto.

"Obligee" means the Person to whom an Obligor is indebted under a Contract.

"Obligor" means the consumer and any other Person who owes payments under the Contract in respect of the purchase or refinancing of a Financed Vehicle.

"Officers' Certificate" means a certificate signed by the chairman, the president or a vice president, and by the treasurer, an assistant treasurer, the controller, an assistant controller, the secretary or an assistant secretary of any Person delivering such certificate and delivered to the Person to whom such certificate is required to be delivered.

"Opt Out Contracts" means, with respect to any given Contract Category, the Purchaser has revised the Buy Rate Matrix resulting in a decrease in the Purchase Price by more than 10% within a Calendar Quarter and for which the Seller has designated the Contracts in such Contract Category as not available for sale on the next Business Day following the day on which the greater than 10% decrease in the Purchase Price was reached. To the extent that the Seller does not elect to designate an Opt Out Contract, a new measured period will begin the following Calendar Quarter.

"Original Origination Pool Principal Balance" means, as of any date of determination, with respect to the Contracts forming part of an Origination Pool, the Aggregate Principal Balance of such Contracts on the related date of purchase.

"Origination Pool" means each pool of Contracts sold to the Purchaser hereunder grouped by Calendar Quarter of the acquisition by the Purchaser, provided, however, the first Origination Pool shall consist of all Contracts sold to the Purchaser from the Initial Closing Date through the last day of the Calendar Quarter in which the Initial Closing Date occurs. All Contracts sold to the Purchaser during each Calendar Quarter shall constitute a separate and distinct Origination Pool.

"Outstanding" means, with respect to a Contract and any time of reference, a Contract (i) that has not been the subject of Full Prepayment, (ii) that has not reached its Maturity Date, (iii) that has not been repurchased pursuant to Section 3.02, 3.03 or 3.04 hereof and (iv) as to which the related Financed Vehicle has not been repossessed and sold.

"Outstanding Balance" means, in respect of any Contract at any date of calculation, the Original Principal Balance owing by the related Obligor less all payments of principal received from time to time in respect of such Contract as of the opening of business on such date of determination.

"Outstanding Origination Pool Collateral Balance" means, as of any date of determination, with respect to the Contracts forming part of the related Origination Pool, the aggregate Outstanding Balance of all such Contracts forming part of such Origination Pool on such day less the aggregate principal balance of all Defaulted Contracts forming part of such Origination Pool on such day.

"Payment-to-Income Ratio" means a quotient (expressed as a percentage), the numerator of which is an Obligor's Monthly Payment for a Financed Vehicle under the related Contract and the denominator of which is such Obligor's monthly income.

"Performance Termination Event" means at any time one or more of the following events shall occur, and shall continue unremedied for a period of 30 days: (i) the 30+ Day Delinquency Ratio for any Origination Pool shall exceed 2.5% for one or more Origination Pools with an aggregate Outstanding Origination Pool Collateral Balance of more than 25% of the Aggregate Principal Balance; (ii) the aggregate Outstanding Origination Pool Collateral Balance of all 30+ Day Delinquent Contracts in any one Origination Pool shall exceed 4.0% of the Outstanding Origination Pool Collateral Balance for such Origination Pool; (iii) the Annualized Net Loss Ratio for any Origination Pool shall exceed 1.0% for one or more Origination Pools with an aggregate Outstanding Origination Pool Collateral Balance of more than 25% of the Aggregate Outstanding Balance; or (iv) the aggregate Outstanding Origination Pool Collateral Balance of all Annualized Net Losses in any one Origination Pool shall exceed 2.0% of the Outstanding Origination Pool Collateral Balance of such Origination Pool.

"Performance Termination Event Information" means the information included in the Monthly Servicer Report.

"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"PowerCheck®" means the PowerCheck® form attached as Exhibit C hereto.

"Premium Duration" means, for each Schedule of Contracts, the Duration amount multiplied by 90%.

"Prepayment" means, with respect to any Contract, payment (i) to the Servicer of an amount of principal in excess of the amount then due or (ii) by the Seller of the Repurchase Amount in connection with the purchase of such Contract pursuant to Section 3.02, 3.03 or 3.04, as the case may be.

"Principal Balance" means the actual principal balance of a Contract under the terms thereof.

"Product" means one of the five product categories into which a Contract is classified, as more particularly set forth on the Buy Rate Matrix.

"Purchase Price" means, for each Schedule of Contracts, an amount equal to the sum of (A) the Base Case Price and (B) (i) if the Net Excess Spread is positive, the Net Excess Spread multiplied by the Premium Duration or (ii) if the Net Excess Spread is negative, the Net Excess Spread multiplied by the Discount Duration.

"Purchaser" means Merrill Lynch Bank USA.

"Rebates" means, for each Collection Period, if any one Contract Category carries an aggregate Purchase Price of greater than 105% of aggregate Amount Financed, the Seller shall rebate to the Purchaser the amount of such excess.

"Recoveries" means, with respect to any Contract that has become a Defaulted Contract, all monies collected by the Servicer, the Purchaser or the Administrator (from whatever source, including but not limited to proceeds of a deficiency balance or insurance proceeds) on such Defaulted Contract, net of any expenses incurred by the Servicer in connection therewith and any payments required by law to be remitted to the Obligor.

"Refinanced Contract" means a Contract for the refinance of a Financed Vehicle by the related Obligor.

"Representatives" means, with respect to the Seller, the Servicer, the Custodian or the Purchaser, each of their respective directors, officers, employees, agents, counsel, auditors and other representatives.

"Repurchase Amount" means, with respect to any Repurchased Contract, the Principal Balance of such Contract as of the date of such repurchase plus accrued interest at the related APR through the date of such repurchase.

"Repurchased Contract" means a Contract repurchased by the Seller pursuant to Section 3., 3.03 or 3.04.

"Required Spread" means, for each Schedule of Contracts, the sum of (A) the weighted average of the percentages set forth under the heading "Required Spread" in the Buy Rate Matrix for each related Contract Category and (B) the additional spread calculated based on the required premium of the Base Case Price and the expected amortization schedule of the Schedule of Contracts.

"S&P" means Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies.

"SST" means System & Services Technologies, Inc. and its successors and permitted assigns.

"Sale and Assignment" means the certificate of an officer of E-LOAN delivered in connection with a sale of Contracts, substantially in the form of Exhibit A.

"Schedule of Contracts" means a schedule substantially in the form of, and containing the information required by, Schedule III to this Agreement.

"Scheduled Termination Date" means the second anniversary of the Initial Closing Date.

"Securitization" means any (i) financing transaction undertaken by the Purchaser or a Special Purpose Affiliate that is secured, directly or indirectly, by all or a portion of the Contracts and any financing undertaken in connection with the issuance, pledge or assignment of all or a portion of the Contracts or the Purchaser's or a Special Purpose Affiliate's interest therein, as the case may be, (ii) sale or other transfer by the Purchaser or a Special Purpose Affiliate in all or a portion of the Contracts or (iii) other asset securitization, secured loan, financing or similar transaction involving all or a portion of the Contracts, including any sale to or otherwise involving any conduit.

"Seller" means E-LOAN in its capacity as the Seller of Contracts under this Agreement, and each successor thereto (in the same capacity) pursuant to Section 4.03.

"Servicer" means SST, in its capacity as servicer under the Servicing and Custodian Agreement and its successors in such capacity.

"Servicer Report Date" means the 10th day of each month, or if that day is not a Business Day, the next following Business Day, commencing August 10, 2004.

"Servicing and Custodian Agreement" means the Servicing and Custodian Agreement, dated as of July 14, 2004, among SST, as Servicer and as Custodian, Merrill Lynch Bank and E-LOAN, Inc., as Administrator, as amended, restated or otherwise modified from time to time.

"Servicing Fee" means, for each Schedule of Contracts, the weighted average of the percentages set forth under the heading "Servicing Fee" in the Buy Rate Matrix for each related Contract Category subject to a floor of 0.47%.

"Servicing Procedures" means the Servicing Procedures set forth as Exhibit A to the Servicing and Custodian Agreement.

"Servicing Standard" means that the Contracts shall be serviced in accordance with customary and usual procedures of financial institutions which service direct loans of Financed Vehicles evidenced by note and security agreements or installment loan agreements and, to the extent more exacting, the use and exercise of that degree of skill and attention that the Servicer exercises from time to time with respect to comparable motor vehicle contracts and loans serviced by it for itself or others, in compliance with all applicable federal, State and local laws and regulations governing the Servicer and the Contracts and related assets and otherwise act with respect to the Contracts and related assets in such manner as will maximize the amount to be received with respect thereto.

"Special Purpose Affiliate" means a special purpose entity that is an Affiliate of the Purchaser and was created for the purpose of one or more Securitizations.

"State" means any one of the 50 states of the United States or the District of Columbia.

"Subsequent Closing Date" means each Closing Date other than the Initial Closing Date.

"Tangible Net Worth" means, with respect to the Seller, total assets minus all indebtedness, obligations or liabilities of the Seller (excluding indebtedness, obligations or liabilities which are subordinated to obligations of the Seller to Merrill Lynch Mortgage Capital Inc.) all determined in accordance with GAAP; provided, however, for purposes of any computation of Tangible Net Worth, "assets" shall not include (i) goodwill (whether representing the excess of cost over book value of assets acquired or otherwise), (ii) patents, trademarks, trade names, copyrights, and franchises, (iii) Debt owed by any Affiliate of the Seller, and (iv) all other similar assets which would be classified as intangible assets under GAAP.

"Term" means the number of months from the origination of the Contract to the Maturity Date of the Contract.

"Title Document" means, with respect to any Financed Vehicle, the certificate of title for, or other evidence of ownership of, such Financed Vehicle issued by the registrar of titles in the jurisdiction in which such Financed Vehicle is registered.

"UCC" means the Uniform Commercial Code as in effect in the applicable jurisdiction.

"Underwriting Guidelines" means, with respect to each Obligor under any Contract, that such Obligor met the criteria set forth in Schedule VI, as such Schedule may be amended from time to time with the mutual consent of the Seller and the Purchaser.

"United States" means the United States of America.

Section 1.02. Usage of Terms. With respect to all terms in this Agreement, unless the context otherwise requires: (i) a term has the meaning assigned to it; (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles as in effect from time to time in the United States; (iii) "or" is not exclusive; (iv) "including" means including without limitation; (v) words in the singular include the plural and words in the plural include the singular; (vi) any agreement, instrument or statute defined or referred to herein or in any instrument or certificate delivered in connection herewith means such agreement, instrument or statute as from time to time amended, modified or supplemented and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein; (vii) references to a Person are also to its successors and permitted assigns; (viii) the words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ix) Section, subsection, Schedule and Exhibit, as applicable, references contained in this Agreement are references to Sections, subsections, Schedules and Exhibits in or to this Agreement unless otherwise specified; and (x) references to "writing" include printing, typing, lithography and other means of reproducing words in a visible form.

Section 1.03. Calculations. Except as otherwise provided herein, all interest rate and basis point calculations hereunder shall be carried out to at least five decimal places and will be made on the basis of a 365-day year and the actual number of days elapsed from, and including, the immediately preceding date through which interest has been calculated.

ARTICLE TWO

CONVEYANCE OF CONTRACTS

Section 2.01. <u>Conveyance of Contracts</u>.

(a)   On each Closing Date during the Funding Period, the Purchaser shall purchase from Seller all Contracts offered by the Seller to the Purchaser in the manner set forth in this Article. In consideration of the Purchaser's delivery to or upon the order of the Seller of the Purchase Price set forth in the related Sale and Assignment, and subject to the terms and conditions hereof, the Seller hereby sells, grants, transfers, assigns and otherwise conveys to the Purchaser, without recourse (except as expressly provided in Sections 3.02, 3.03 and 3.04), and the Purchaser hereby agrees to purchase, all of its right, title and interest in, to and under:

(i)   the Contracts listed in the Schedule of Contracts attached to or delivered with the Sale and Assignment;

(ii)   all payments received after the related Cut-Off Date (including any interest that has accrued to that Cut-Off Date whether received in whole or in part, whether related to a current, future or prior Due Date, whether paid voluntarily by an Obligor or received in connection with the realization of the amounts due and to become due under any Defaulted Contract or upon the sale of any property acquired in respect thereof);

(iii)   all Insurance Proceeds with respect to any Financed Vehicle to which a Contract relates received after the related Cut-Off Date and all other proceeds received on or in respect of such Contracts (other than payments received on or prior to the applicable Cut-Off Date);

(iv)   the Contract Files;

(v)   any and all security interests of the Seller in the Financed Vehicles, and the right to receive proceeds from claims on certain insurance policies covering the Financed Vehicles or the related Obligors; and

(vi)   all proceeds in any way delivered with respect to the foregoing, all rights to payments with respect to the foregoing and all rights to enforce the foregoing;

exclusive in all cases of the amount, if any, (A) allocable to any rebatable insurance premium financed by a Contract and (B) of refunds, claims, credits or deductions relating to State and local sales or use, gross receipts, transaction privilege, value added, business and occupation and other similar taxes attributable to Contracts charged off by the Seller or its Affiliates, subsidiaries, assignees or transferees, including the Purchaser, all of which amounts and rights to receive such amounts are expressly retained by the Seller.

(b)   On each Cut-Off Date, the Seller shall deliver to the Purchaser a Sale and Assignment together with a Schedule of Contracts. Notwithstanding Section 3.01(b)(xxiii), a Schedule of Contracts may include Contracts that have been specifically selected by the Seller and described as such; provided, however, that the Purchaser has no obligation to purchase such Contracts. The Seller may submit a Sale and Assignment on any Business Day.

(c) Subject to satisfaction of the conditions in Section 2.03, not later than 12:00 p.m., Pacific Time, on each Closing Date the Purchaser shall deliver to or upon the order of the Seller the Purchase Price for the Contracts identified on the related Schedule of Contracts. Such payment shall be made in immediately available funds in accordance with the funding instructions set forth on the related Sale and Assignment.

(d) The Contracts are being sold on a servicing released basis. Except for the obligations of the Seller set forth herein, the Purchaser shall be responsible for the management, servicing, administration and collection on the Contracts.

(e) It is the intention of the Seller and the Purchaser that each sale, transfer and assignment of Contracts, the security interest in the related Financed Vehicles and related property made pursuant to Section 2.01(a) shall constitute a sale of such property from the Seller to the Purchaser, conveying good title to the property free and clear of Liens, and such property shall not be part of the Seller's estate in the event of the filing of a bankruptcy petition by or against the Seller under any bankruptcy or similar law. However, in the event that any such sale, transfer and assignment is characterized by a court as a loan by the Purchaser to the Seller, the Seller hereby grants, pledges and assigns to the Purchaser a first priority security interest in all of the Seller's right, title and interest in, to and under such property, to secure a loan deemed to have been made by the Purchaser to the Seller as security for such loans and for the payment and performance of all obligations of the Seller hereunder.

Section 2.02. Initial Closing Date. This Agreement shall become effective on the Initial Closing Date so long as each of the following conditions precedent have been satisfied to the Purchaser's satisfaction:

(a) The Purchaser shall have received the following, in each case, unless otherwise noted, dated as of the Initial Closing Date:

(i) copies of the articles of incorporation of E-LOAN, certified by the Secretary of State of the State of Delaware, together with a good standing certificate from the Secretary of State of the State of Delaware and each other jurisdiction in the United States in which E-LOAN is qualified to do business and a certificate or other evidence of good standing as to payment of any applicable franchise or similar taxes from the appropriate taxing authority of its jurisdiction of organization, each dated a recent date prior to the Initial Closing Date;

(ii) resolutions of the board of directors (or any duly authorized committee thereof) of E-LOAN approving and authorizing the execution, delivery and performance by it of the Basic Documents, certified as of the Initial Closing Date by the secretary of E-LOAN as being in full force and effect without modification or amendment;

(iii) signature and incumbency certificates of the officers of E-LOAN executing this Agreement;

(iv)   executed original of this Agreement and the Sale and Custodian Agreement; and

(v)   such other documents as the Purchaser may reasonably request.

(b)   The Purchaser shall have received an Officers' Certificate from E-LOAN dated as of the Initial Closing Date to the effect that:

(i)   each representation and warranty of E-LOAN contained in this Agreement is true and correct on and as of such day as though made on and as of such date; and

(ii)   no event has occurred and is continuing, or would result from the transactions contemplated by this Agreement, that constitutes a Default.

(c)   The Purchaser shall have received executed copies of one or more favorable written opinions of counsel for E-LOAN, in form and substance satisfactory to the Purchaser and its counsel, dated as of the Initial Closing Date and covering substantially such matters as the Purchaser may reasonably request.

(d)   All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incidental thereto shall be satisfactory in form and substance to the Purchaser, and the Purchaser shall have received all such counterpart originals or certified copies of such documents as the Purchaser may reasonably request.

(e)   The Purchaser shall have received copies of file stamped UCC-1 financing statements naming the Seller as debtor and seller and the Purchaser as secured party and purchaser describing the Contracts, the Financed Vehicles, all other collateral sold to the Purchaser pursuant to this Agreement and all proceeds of the foregoing with the office of the Secretary of State of the State of Delaware.

Section 2.03. <u>Closing Date</u>. The sale, transfer and assignment of Contracts, the interest of the Seller in the Financed Vehicles and the other property and rights related thereto described in Section 2.01 on any Closing Date shall be subject to the satisfaction of each of the following conditions as of the related Closing Date:

(a)   The Seller shall have electronically delivered to the Purchaser a duly executed Sale and Assignment not later than 8:30 a.m., Pacific time, on the related Cut-Off Date and such Sale and Assignment shall be irrevocable.

(b)   The Seller shall have delivered to the Custodian, on behalf of the Purchaser, the Contracts to be purchased on such Closing Date and the related Contract Files and the Purchaser shall have received an executed Acknowledgment of Custodian for the related Contracts.

(c)   The Seller shall not be insolvent nor will it be made insolvent by such transfer nor be aware of any such pending insolvency.

(d)   The Funding Period shall not have terminated.

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(e)   The purchase of the related Contracts on such Closing Date will not violate any law, statute, rule or regulation applicable to the Purchaser.

(f)   The representations and warranties of the Seller contained in this Agreement and each other Basic Document are true and correct on and as of the Closing Date as though made on and as of such date.

(g)   No change in the Underwriting Guidelines which materially and adversely affects the interests of the Purchaser under the Contracts shall have occurred.

(h)   No event has occurred and is continuing, or would result from the transactions contemplated by this Agreement and the related Sale and Assignment, that constitutes a Default or an Event of Default.

ARTICLE THREE

THE CONTRACTS

Section 3.01. Representations and Warranties of the Seller. As of the Initial Closing Date and on each Subsequent Closing Date, the Seller makes the following representations and warranties on which the Purchaser is deemed to have relied in acquiring the Contracts. Such representations and warranties speak as of the effective date of this Agreement, the date of execution and delivery of each Sale and Assignment hereunder and as of the applicable Closing Date, as the case may be, but shall survive the sale, transfer and assignment of the Contracts to the Purchaser.

(a)   As to the Seller:

(i)   Organization and Good Standing. The Seller (A) has been duly organized and is validly existing as a corporation in good standing under the laws of the State of Delaware, (B) has qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of its properties or the nature of its activities makes such qualification necessary and (C) has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property, the purchase or sale of Contracts, the conduct of its business or consummation of the transactions contemplated by the Basic Documents shall require such qualifications.

(ii)   Power and Authority. The Seller has full power, authority and legal right to own its property, to carry on its business as presently conducted and to enter into and perform its obligations under the Basic Documents, including the power and authority to acquire, originate and own the Contracts, to sell, transfer and assign the Contracts and other property to be sold, transferred and assigned to the Purchaser pursuant to this Agreement and to perform its obligations under the Basic Documents, and the execution, delivery and performance of the Basic Documents have been duly authorized by all necessary action, corporate or otherwise, on the part of the Seller. Neither the execution and delivery of this Agreement or any other Basic Document, nor the consummation of the transactions herein or therein contemplated, nor compliance with the provisions hereof or thereof, will conflict with or result in a breach of, or constitute a default under, any of the provisions of any law, governmental rule, regulation, judgment, decree or order binding on the Seller or its properties or the articles of incorporation or bylaws of the Seller, or any of the provisions of any indenture, mortgage, contract, agreement or other instrument to which the Seller is a party or by which it is bound or result in the creation or imposition of any lien, charge or encumbrance upon any of its property pursuant to the terms of any such indenture, mortgage, contract, agreement or other instrument.

(iii)   Binding Obligation. This Agreement constitutes a valid sale, transfer and assignment of the Contracts, enforceable against creditors of and purchasers from the Seller and this Agreement and each other Basic Document has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery thereof by the other parties hereto or thereto, constitutes a legal, valid and binding obligation of the Seller enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights in general and by general principles of equity, regardless of whether such enforceability shall be considered in a proceeding in equity or at law.

(iv)   Governmental Consents. The Seller is not required to obtain the consent of any other party or consent, license, approval or authorization, or registration or declaration with, any governmental authority, bureau or agency in connection with the origination or acquisition of the Contracts, the sale of the Contracts, Financed Vehicles and other property being sold, transferred and assigned to the Purchaser under this Agreement or the execution, delivery, performance, validity or enforceability of this Agreement or any other Basic Agreement, except (in each case) such as have been obtained and are in full force and effect.

(v)   No Violation. The consummation of the transactions contemplated by this Agreement and each other Basic Document and the fulfillment of the terms hereof and thereof do not conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the articles of incorporation or bylaws of the Seller, or any indenture, mortgage, contract, agreement or other instrument to which the Seller is a party or by which it is bound; nor result in the creation or imposition of any Lien (other than Liens created hereunder) upon any of its properties pursuant to the terms of any such indenture, mortgage, contract, agreement or other instrument; nor violate any law or, to the best of the Seller's knowledge, any order, rule or regulation applicable to the Seller of any court or of any federal or State regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Seller or its properties.

(vi)   No Tax Liens. The Seller is not aware of any judgment or tax lien filings against it.

(vii)   No Proceedings. There are no actions, suits or proceedings pending or, to the knowledge of the Seller, threatened against or affecting the Seller, before or by any court, administrative agency, arbitrator or governmental body having jurisdiction over the Seller or its properties (A) asserting the invalidity of any Basic Document, (B) seeking to prevent the consummation of any of the transactions contemplated by the Basic Documents or (C) seeking any determination or ruling that might materially and adversely affect (1) the Seller, (2) its business, assets, operations or condition, financial or otherwise, or (3) the performance by the Seller of its obligations under, or the validity or enforceability of, any Basic Document. The Seller is not in default with respect to any order of any court, administrative agency, arbitrator or governmental body so as to materially and adversely affect the transactions contemplated by or the performance by the Seller of its obligations under the Basic Documents.

(viii)   Other Consents. The Seller has obtained or made all necessary consents, approvals, waivers and notifications of creditors, lessors and other nongovernmental persons, in each case in connection with the execution and delivery of, and the consummation of the transactions contemplated by, or the performance by the Seller of its obligations under, the Basic Documents.

(b)   As to each Contract listed on a Schedule of Contracts, the following representations and warranties shall speak as of the related Closing Date, unless an earlier date is otherwise specified in which case such representations and warranties shall speak as of such earlier date:

(i)   Schedule of Contracts. As of the related Cut-Off Date, the characteristics and all other information pertaining to the Contract set forth in the related Sale and Assignment and Schedule of Contracts was true and correct and the calculation of the Principal Balance appearing in such Schedule of Contracts for the Contract has been performed in accordance with this Agreement and are accurate.

(ii)   Security Interests. The Contract was secured by a valid and enforceable first priority security interest in favor of the Seller in the related Financed Vehicle, and such security interest has been duly perfected and is prior to all other Liens upon and security interests in such Financed Vehicle which exist or may thereafter arise or be created; such security interest is assignable and has been assigned by the Seller to the Purchaser pursuant to Section 2.01. The Seller has caused the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in order to perfect the security interest in the Contract and in the related Financed Vehicle granted to the Purchaser hereunder. All financing statements filed against the Seller in favor of the Purchaser in connection herewith describing the Contract contain a statement to the following effect: "A purchase of or security interest in any collateral described in this financing statement will violate the rights of the Purchaser unless the Purchaser authorizes it."

(iii)   Title Documents. If the related Financed Vehicle was originated in a State in which (A) notation of a security interest on the Title Document is required or permitted to perfect such security interest, the Title Document for such Financed Vehicle shows, or if a new or replacement Title Document is being applied for with respect to such Financed Vehicle the Title Document will be received within 180 days of the Closing Date and will show the Seller named as the original secured party under the related Contract as the holder of a first priority security interest in such Financed Vehicle, and (B) the filing of a financing statement under the UCC is required to perfect a security interest in motor vehicles, such filings or recordings have been duly made and show the Seller named as the original secured party under the related Contract, and in either case, the Purchaser has the same rights as such secured party has or would have (if such secured party were still the owner of the Contract) against all parties claiming an interest in such Financed Vehicle.

(iv)   Title to the Contracts. Immediately prior to the Closing Date, the Seller had good and indefeasible title to and was the sole owner of each Contract to be transferred to the Purchaser pursuant to Section 2.01 free of Liens and, other than Liens created hereunder, upon transfer of such Contract to the Purchaser pursuant to Section 2.01, the Purchaser will have good and indefeasible title to and will be the sole owner of such Contract free of Liens, other than Liens created hereunder, and rights of any Person.

(v)   Dollar Denominated; Current in Payment. The Contract was originated in the United States, is denominated in United States dollars and is payable in the United States. As of the related Cut-Off Date, the most recent scheduled payment due on such Contract has been made or was not delinquent by more than 30 days and, to the knowledge of the Seller, all payments on the Contract were made by the related Obligor.

(vi)   Tax Liens. There is no Lien against the related Financed Vehicle for delinquent taxes.

(vii)   Rescission, Offset, Etc. There is no right of rescission, offset, defense or counterclaim to the obligation of the Obligor to pay the unpaid principal or interest due under the Contract; the operation of the terms of the Contract or the exercise of any right thereunder will not render the Contract unenforceable in whole or in part or subject the Contract to any right of rescission, offset, defense or counterclaim, and no such right of rescission, offset, defense or counterclaim has been asserted; and the Seller has no knowledge that any such right of rescission, offset, defense or counterclaim has been asserted or threatened.

(viii) Mechanics' Liens. There are no Liens or claims for work, labor, material or storage affecting the related Financed Vehicle which are or may become a Lien prior to or equal with the security interest granted by the Contract.

(ix)   Compliance with Laws. The Contract, and the sale of the Financed Vehicle sold thereunder, complied, at the time it was made, in all material respects with all applicable federal, State and local laws (and regulations thereunder), including usury, equal credit opportunity, fair credit reporting, truth-in-lending, licensing or other similar laws, the Federal Trade Commission Act, the Magnuson-Moss Warranty Act, the Federal Reserve Board's Regulations B and Z, State adaptations of the National Consumer Act and the Uniform Consumer Credit Code and other applicable State laws regulating installment loans in general and motor installment loans in particular; and, assuming that the Purchaser has obtained all necessary licenses and approvals, the consummation of the transactions herein contemplated, including the sale, transfer and assignment of the Contract and the related Financed Vehicle to the Purchaser, will not violate any applicable federal or State law or cause any Contract to be unenforceable.

(x)   Valid and Binding. The Contract is the legal, valid and binding obligation of the Obligor thereunder and is enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally; all parties to the Contract had full legal capacity to execute and deliver the Contract and all other documents related thereto and to grant the security interest purported to be granted thereby; the terms of the Contract have not been waived, amended or modified in any respect, except by instruments that are part of the Contract Documents; and no such waiver, amendment or modification has caused the Contract to fail to meet all of the representations, warranties and conditions set forth with respect thereto.

(xi)   Enforceability. The Contract contains customary and enforceable provisions such as to render the rights and remedies of the holder or assignee thereof adequate for the realization against the collateral of the benefits of the security, subject, as to enforceability, to bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditors' rights generally.

(xii)   <u>No Default</u>. With respect to each Contract, (A) there was no default, breach, violation or event permitting acceleration existing thereunder (except payment delinquencies permitted by clause (v) of this subsection), (B) there exists no event which, with notice, the expiration of any grace or cure period, would constitute a default, breach, violation or event permitting acceleration thereunder and (C) the Seller has not waived any such default, breach, violation or event permitting acceleration except payment delinquencies permitted by clause (v) of this subsection.

(xiii)   <u>Insurance</u>. The Contract requires that the related Obligor obtain and maintain in effect for the related Financed Vehicle until the Maturity Date of such Contract and, at the Cut-Off Date, the related Financed Vehicle will be covered by a comprehensive and collision insurance policy (1) in an amount at least equal to the lesser of (a) its maximum insurable value or (b) the Principal Balance due from the Obligor under the related Contract, (2) naming the Seller as a loss payee and (3) insuring against loss and damage due to fire, theft, transportation, collision and other risks generally covered by comprehensive and collision coverage.

(xiv)   <u>Acquisition of Contract</u>. The Contract was originated directly by E-LOAN in the ordinary course of its business. The Contract has been originated in conformity with each of the Eligibility Criteria and the Underwriting Guidelines.

(xv)   <u>Level Payments; Finance Charge</u>. The Contract provides (A) for the payment of a finance charge calculated at its APR based on the simple interest method, (B) payments thereunder shall be applied, and payments under the Contract have been applied, in accordance with the simple interest method and (C) that payments under the Contract are due monthly in level payments through the Maturity Date of such Contract in an amount sufficient to fully amortize the Principal Balance of such Contract by its Maturity Date, assuming timely payment by the Obligor, except that the payment in the first or last month in the life of the Contract may be up to 10% greater or less than the level Monthly Payment amount.

(xvi)   <u>One Original</u>. There is only one original of such Contract. Such original, together with all other Contract Documents and all other papers, documents and computerized records comprising the related Contract File, is being held by the Custodian; provided that, in relation to a Contract which is a PowerCheck®, within 90 days of the date of origination of such Contract, the Seller will deliver to the Custodian either the original PowerCheck® or an affidavit attesting as to the destruction of such original Contract. Except as otherwise provided in the Servicing and Custodian Agreement, the Custodian is holding the related Contract File solely on behalf and for the benefit of the Purchaser. None of the Contract Documents that constitute or evidence each Contract has any marks or notations indicating that it has been pledged, assigned or otherwise conveyed to any Person other than the Purchaser. With respect to Electronic Chattel Paper, to the extent they exist, (i) each copy of an original Contract and copy of a copy is readily identifiable as a copy that is not the authoritative copy, (ii) any revision of the authoritative copy is readily identifiable as an authorized or unauthorized revision and (iii) each original Contract identifies the Purchaser as the assignee of such Contract.

(xvii)   Identification. The Seller has clearly marked its electronic records to indicate that the Contract is owned by the Purchaser.

(xviii)   Principal Balance. At the date of origination of the Contract, the original principal balance of the Contract was not greater than the purchase price to the related Obligor (including taxes, warranties, licenses and related charges) of the related Financed Vehicle.

(xix)   Location of Contract Files. The Contract Files are kept at one or more of the locations listed in Schedule I, as that Schedule may be amended from time to time with the consent of the Purchaser.

(xx)   No Government Entity Obligor. The related Obligor shall not be a local, State or federal governmental entity.

(xxi)   Chattel Paper. The Contract constitutes "chattel paper, and more particularly, the Contract constitutes either tangible chattel paper" or, only upon the prior written consent of the Purchaser, "electronicl chattel paper," as such terms in quotation marks are defined in the applicable UCC.

(xxii)   Priority of Interest. This Agreement creates a valid and continuing security interest (as defined in the UCC) in the Contract in favor of the Purchaser, which security interest is prior to all other Liens, and is enforceable as such as against creditors of and purchasers from the Seller. Other than the security interest granted to the Purchaser pursuant to this Agreement, the Seller has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed the Contract. There are no financing statements against the Seller that include the Contracts other than any financing statement relating to the security interest granted to the Purchaser hereunder or a financing statement that has been terminated or subordinated to the rights of the Purchaser.

(xxiii)   No Adverse Selection. Except for specifically selected Contracts which the Seller may present for purchase by the Purchaser in the Purchaser's sole and absolute discretion, no adverse selection procedures have been utilized in selecting the Contract from all other similar Contracts purchased or owned by the Seller. Each of the Contracts included in the Schedule of Contracts satisfies the Eligibility Criteria.

(xxiv)   No Extensions. The number of, or timing of, scheduled payments has not been changed on any Contract on or before the Closing Date, except as reflected on the related Schedule of Contracts.

(xxv)   Repossession. On or prior to the Closing Date, the related Financed Vehicle has not been repossessed.

(xxvi)   Prepayment of Contracts. Any prepayment in full of the Contract by the related Obligor will consist of the entire outstanding Principal Balance of such Contract together with all accrued and unpaid interest thereon at the related APR.

(xxvii)   No Consent; No Bulk Transfer Law Violation. The Contract does not require the related Obligor to consent to or receive notice of its transfer, sale or assignment and the sale, transfer and assignment of such Contract, together with all Contracts being sold, transferred and assigned on the Closing Date, will not violate any applicable bulk transfer laws.

(xxviii)   Refinanced Contracts. With respect to a Refinanced Contract, the Seller has paid the refinanced amount under the related Contract directly to the prior lender or to the Obligor for delivery to the prior lender.

Section 3.02. Repurchase of Certain Contracts.

(a)   The representations and warranties of the Seller set forth in Section 3.01 with respect to each Contract shall survive delivery of the related Contract Files to the Purchaser and shall continue until the termination of this Agreement. Upon discovery by the Seller, the Purchaser or the Servicer that any of the representations and warranties in Section 3.01 was incorrect as of the time made or that any of the Contract Documents relating to any Contract has not been properly executed by the Obligor or contains a material defect or has not been received by the Custodian, the Seller or the Purchaser, as the case may be, making such discovery shall give prompt notice to the other. If any such defect, incorrectness or omission materially and adversely affects the interest of the Purchaser, the Seller shall cure the defect or eliminate or otherwise cure the circumstances or condition in respect of which such representation or warranty was incorrect as of the time made. If the Seller is unable to do so by the last day of the Collection Period following the Collection Period during which the Seller becomes aware of or receives notice from the Purchaser or the Servicer of such defect, incorrectness or omission, it shall repurchase such Contract on or before (as the Seller may elect) the last Business Day of such Collection Period from the Purchaser for an amount equal to the related Repurchase Amount in the manner set forth in Section 3.02(b). Upon any such repurchase, the Purchaser shall execute and deliver such instruments of transfer or assignment, in each case without recourse, as shall be necessary to vest in the Seller title to the Contract so repurchased; such instruments of transfer or assignment to be prepared by the Seller at the Seller's expense. Subject to Section 5.01, the sole remedy of the Purchaser with respect to a breach of the Seller's representations and warranties pursuant to Section 3.01 shall be to enforce the Seller's obligation to repurchase Contracts pursuant to this Section; provided, however, that the Seller shall indemnify the Purchaser against all costs, expenses, losses, damages, claims and liabilities, including reasonable fees and expenses of counsel, which may be asserted against or incurred as a result of third-party claims arising out of the events or facts giving rise to such breach. Any costs or expenses incurred by the Purchaser, including reasonable fees and expenses of counsel, in connection with the transfer or assignment of Contracts back to the Seller, shall be reimbursed by the Seller within two Business Days of receipt of an invoice from the Purchaser. This Section shall survive the termination of this Agreement.

(b)   The Seller shall remit to the Collection Account the Repurchase Amount for each Repurchased Contract to be repurchased by it on the Business Day preceding the Servicer Report Date following the end of the Collection Period in which the related Contract is required to be repurchased. Upon repurchase of such Repurchased Contracts, E-LOAN shall execute and deliver to the Custodian, as acknowledged by the Purchaser, a Notice of Repurchased Contract.

Section 3.03. <u>Collecting Title Documents Not Delivered at the Closing Date</u>. The Seller shall use its best efforts to collect such Title Document from the registrar of titles as promptly as possible and shall deliver such Title Documents promptly to the Custodian. The Seller shall deliver to the Purchaser on each Servicer Report Date, a schedule of Title Documents for the related Financed Vehicles which, as of the last day of the related Collection Period, or as of the related Closing Date in the case of the first Servicer Report Date, do not show the Seller as first lienholder. If any such Title Document showing the Seller as first lienholder is not received by the Purchaser or its agent within 180 days after the related Closing Date, then the representation and warranty in Section 3.01(b)(iii) in respect of such Contract shall be deemed to have been incorrect in a manner that materially and adversely affects the Purchaser and on such 180th day, the Seller shall remit to the Collection Account the Repurchase Amount in respect of the related Contract.

Section 3.04. <u>Collecting Original PowerCheck®</u>. The Seller shall use its best efforts to collect such PowerCheck® as promptly as possible and shall deliver such PowerCheck® Contracts promptly to the Custodian. If an original PowerCheck® or an affidavit of destruction of the PowerCheck® is not delivered within 90 days following origination of the related Contract, then the representation and warranty in Section 3.01(b)(xvi) in respect of such Contract shall be deemed to have been incorrect in a manner that materially and adversely affects the Purchaser and on such 90th day, the Seller shall remit to the Collection Account the Repurchase Amount in respect of the related Contract.

Section 3.05. <u>Contract Information</u>. The Seller shall retain all data (including computerized title records) relating directly to, or maintained in connection with, the origination of the Contracts at the address of the Seller set forth in Section 6.05 or, upon 15 days' notice to the Purchaser, at such other place where the principal offices of the Seller are located, and shall give the Purchaser access to all data (including computerized title records) at all reasonable times. On each Closing Date, or more frequently as the Purchaser may request, the Seller shall deliver to or at the direction of the Purchaser all data (including computerized title records and, to the extent transferable, related operating software) relating to the origination of the Contracts including the items listed in Part I of Schedule IV. The Seller and the Purchaser shall implement such physical and other security measures as shall be necessary to (i) ensure the security and confidentiality of the "nonpublic personal information" of each Obligor, (ii) protect against any threats or hazards to the security and integrity of such nonpublic personal information and (iii) protect against any unauthorized access to or use of such nonpublic personal information.

Section 3.06. <u>Access to Certain Documentation and Information Regarding Contracts</u>. Notwithstanding any other provision of this Agreement, the Seller shall provide to the Purchaser reasonable access to its premises to inspect, audit and make copies of and abstracts from the Seller's records regarding the Contracts. Access shall be afforded without charge, but only upon reasonable request and notice during normal business hours at designated offices of the Seller. In addition to the foregoing, the Seller shall comply with any of the Purchaser's bank regulatory examination requests; provided, the costs and expenses relating to each such review shall be paid by the Purchaser.

ARTICLE FOUR

THE SELLER

Section 4.01. <u>Corporate Existence</u>. During the term of this Agreement, the Seller will keep in full force and effect its existence, rights and franchises as a corporation under the laws of the State of Delaware and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement, and each other instrument or agreement necessary or appropriate to the proper administration of this Agreement and the transactions contemplated hereby. All transactions and dealings between the Seller and its Affiliates will be conducted on an arm's-length basis.

Section 4.02. <u>Liability of Seller; Indemnities</u>. The Seller shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by such Seller under this Agreement.

(a) The Seller shall indemnify, defend and hold harmless the Purchaser from and against any taxes that may at any time be asserted against the Purchaser with respect to the origination, ownership, income received on, or gross receipts related to the Contracts with respect to any period of time through the Cut-Off Date related to each Contract and costs and expenses in defending against the same.

(b) The Seller shall indemnify, defend and hold harmless the Purchaser from and against any loss, liability, claim, damage or expense arising out of or incurred in connection with (i) the Seller's willful misfeasance, bad faith or negligence (other than errors in judgment) in the performance of its duties under this Agreement, (ii) the acceptance or performance of the duties herein, except to the extent that such cost, expense, loss, claim, damage or liability shall be due to the willful misfeasance, bad faith or negligence of the Purchaser or shall arise from the breach by the Purchaser of any of its obligations hereunder and (iii) the origination, purchase or sale of the Contracts, and the sale of the Financed Vehicles sold thereunder, did not comply in all material respects with all applicable federal, State and local laws and regulations.

Indemnification under this Section shall include reasonable fees and expenses of counsel and expenses of litigation. If the Seller shall have made any indemnity payments pursuant to this Section and the Person to or on behalf of whom such payments are made thereafter shall collect any of such amounts from others, such Person shall promptly repay such amounts to such Seller, without interest. This Section shall survive the termination of this Agreement.

Section 4.03. <u>Merger or Consolidation of, or Assumption of the Obligations of, the Seller; Certain Limitations</u>. The Seller shall not consolidate with nor merge into any other entity or convey, transfer or lease substantially all of its assets as an entirety to any Person unless the entity formed by such consolidation or into which such Seller has merged or the Person which acquires by conveyance, transfer or lease substantially all the assets of the Seller as an entirety, can lawfully perform the obligations of the Seller hereunder and executes and delivers to the Purchaser an agreement in form and substance reasonably satisfactory to the Purchaser, which contains an assumption by such successor entity of the due and punctual performance and observance of each covenant and condition to be performed or observed by the Seller under this Agreement.

Section 4.04. Limitation on Liability of Seller and Others. The Seller and any director or officer or employee or agent of the Seller may rely in good faith on any document of any kind, prima facie properly executed and submitted by any Person respecting any matters arising hereunder. The Seller shall not be under any obligation to appear in, prosecute or defend any legal action that shall not be incidental to its obligations under this Agreement, and that in its opinion may involve it in any expense or liability. The Purchaser shall indemnify and hold harmless the Seller from and against any cost, fee, damage or expense resulting from, the negligence or willful misconduct of the Purchaser as a result of, the Seller complying with any direction or instruction from the Purchaser (except to the extent that such cost, fee, damage or expense shall be due to the willful misfeasance, bad faith or negligence of the Seller or shall arise from the breach by the Seller of any of its obligations hereunder). The indemnities contained in this Section shall survive the termination of this Agreement.

Section 4.05. Performance of Obligations. The Seller shall punctually perform and observe all of their respective obligations and agreements contained in the Basic Documents.

Section 4.06. Financial Covenants.

(a)   The Seller covenants and agrees that:

(i)   It shall not permit its maintenance of cash or cash equivalents (in the form of unrestricted cash, restricted cash not in excess of $5,000,000, but excluding amounts borrowed to satisfy commitments to acquire Contracts) to be less than $15,000,000, as of the Initial Closing Date and the last day of each Collection Period;

(ii)   It shall not permit its three month rolling average of the aggregate principal amount of all Contracts and mortgage loans (including without limitation home equity loans and lines of credit) originated and funded by Seller to be less than $250,000,000, as of the Initial Closing Date and the last day of each Collection Period;

(iii)   It shall not permit its ratio of (i) cash or cash equivalents as described in (a) above, to (ii) current liabilities, excluding amounts payable under all of the Seller's warehouse or revolving lines of credit used to fund its mortgage or direct auto loans, to be less than 1 to 1, as of the last day of each Collection Period;

(iv)   It shall not permit its Tangible Net Worth to be less than $25,000,000, as of the Initial Closing Date and the last day of each Collection Period; and

(v)   It shall not permit its three month rolling average of auto loan originations to be less than $30,000,000, as of the last day of each Collection Period.

(b)   On each Servicer Report Date, the Seller shall deliver to the Purchaser a Financial Covenant Report.

Section 4.07. <u>Minimum Requirements</u>. During the Funding Period, the Seller shall sell to Purchaser, and Purchaser shall purchase from Seller a minimum of (i) 40% of the Contracts originated annually by the Seller, beginning on the Initial Closing Date and ending on July 15, 2005 and (ii) 35% of the Contracts originated annually by the Seller, beginning on July 14, 2005 and ending on July 13, 2006; provided, that, Opt Out Contracts, Contracts arising from person-to-person transactions and Contracts where the Obligor has a FICO score between 600 and 639 shall be excluded from the calculation of Contracts originated annually.

Section 4.08. <u>Delivery of Contract Files</u>. Prior to each Closing Date, the Seller shall, at its own expense, deliver the Contract Files to the Custodian, or such other Person designated by the Purchaser at such place or places as the Purchaser may reasonably designate and the Seller shall cooperate in good faith to effect such delivery.

Section 4.09. <u>Rebates</u>. On or before each Servicer Report Date, the Seller shall remit to the Purchaser the amount of any Rebates.

ARTICLE FIVE

EVENTS OF DEFAULT

Section 5.01. <u>Events of Default</u>. If any one of the following events (each, an "Event of Default") shall occur and be continuing:

(a)   any failure by the Seller to deposit or credit, or to deliver to the Collection Account, any amount received by the Seller in relation to the Contracts on or after the Cut-Off Date that shall continue unremedied for a period of three Business Days after written notice of such failure is received by the Seller or after discovery of such failure by an officer of the Seller;

(b)   Seller shall permit the aggregate amount of its cash and cash equivalents (inclusive of restricted cash not in excess of $5,000,000, but excluding amounts borrowed to satisfy commitments to acquire Contracts) to be less than $15,000,000, as of the last day of any Collection Period;

(c)   Seller shall permit its Tangible Net Worth to be less than $25,000,000, as of the last day of any Collection Period;

(d)   Seller shall permit its 3 month rolling average of the Aggregate Principal Amount of all Contracts and mortgage loans (including without limitation home equity loans and lines of credit) originated and funded by Seller to be less than $250,000,000, as of the last day of each Collection Period;

(e)   Seller shall permit its ratio of (i) cash and cash equivalents as described in Section 5.01(b) above, to (ii) current liabilities, excluding amounts payable under all of the Seller's warehouse or revolving lines of credit used to fund its mortgage or direct auto loans, to be less than 1 to 1, as of the last day of any Collection Period;

(f)   except as otherwise set forth in this Section, failure on the part of the Seller duly to observe or to perform in any material respect any other covenants or agreements of the Seller set forth in this Agreement or any other Basic Document which failure shall (i) materially and adversely affect the rights of the Purchaser and (ii) continue unremedied for a period of 30 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Seller by the Purchaser or after discovery of such failure by an officer of the Seller;

(g)   the occurrence of an Insolvency Event with respect to the Seller;

(h)   any representation, warranty or statement of the Seller made in this Agreement or any certificate, report or other writing delivered pursuant hereto shall prove to be incorrect in any material respect as of the time when the same shall have been made (excluding, however, any representation or warranty to which Section 3.02, 3.03 or 3.04 shall be applicable so long as the Seller shall be in compliance with Section 3.02, 3.03 or 3.04, as the case may be), and the incorrectness of such representation, warranty or statement has a material adverse effect on the Purchaser, and, within 30 days after written notice thereof shall have been given to the Seller by the Purchaser, the circumstance or condition in respect of which such representation, warranty or statement was incorrect shall not have been eliminated or otherwise cured;

(i) (i) a Change of Control shall have occurred or (ii) the Seller shall have failed to comply with Section 4.03; or

(j) a Performance Termination Event shall have occurred;

then, and in each and every case, so long as such Event of Default shall not have been remedied, the Purchaser, by notice then given in writing to Seller may terminate this Agreement.

Section 5.02. Waiver of Past Defaults. The Purchaser may waive in writing any default by the Seller in the performance of its obligations hereunder and its consequences. Upon any such waiver of a past default, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereto.

ARTICLE SIX

MISCELLANEOUS

Section 6.01. Amendment. This Agreement may be amended by the parties hereto at any time, but only by an agreement in writing executed by the parties to this Agreement.

Section 6.02. Protection of Title to Contracts.

(a)   The Seller shall execute and file such financing statements, cause to be executed and filed such amendments and continuation statements and make such notations on records or documents of title, all in such manner and in such places as may be required by law fully to preserve, maintain and protect the first priority perfected security interest of the Purchaser in the Contracts, the Financed Vehicles, all other collateral sold to the Purchaser pursuant to this Agreement and in all proceeds of the foregoing. The Seller and the Servicer shall deliver (or cause to be delivered) to the Purchaser file-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing. Notwithstanding the foregoing, to the extent that the laws of any State require that the Purchaser be named as lien holder in order for the Purchaser to have an enforceable first priority perfected security interest in the related Financed Vehicle, the Purchaser shall pay all costs and fees incurred by the Seller in obtaining such documents. Further, the Seller shall notify the Purchaser upon becoming aware that a State requires notation on a Title Document to perfect the security interest of the Purchaser in the related Financed Vehicles.

(b)   The Seller shall not change its name, identity or corporate structure in any manner that would, could or might make any financing statement or continuation statement filed in accordance with Section 2.02(f) or 6.02(a) seriously misleading within the meaning of Section 9-507 of the UCC, unless it shall have given the Purchaser at least 60 days' prior written notice thereof and shall have promptly filed appropriate amendments to all previously filed financing statements or continuation statements.

The Seller shall give the Purchaser at least 60 days' prior written notice of any relocation of the principal executive office of the Seller or its reincorporation in a different jurisdiction if, as a result of such relocation or reincorporation, the applicable provisions of the UCC would require the filing of any amendment of any previously filed financing or continuation statement or of any new financing statement and shall promptly file any such amendment or new financing statement as may be required to preserve and protect the interests of the Purchaser in the Contracts, Financed Vehicles, all other collateral sold to the Purchaser pursuant to this Agreement and all proceeds of the foregoing and shall deliver to the Purchaser evidence of filing of such financing statements and amendments.

During the term of this Agreement, the Seller shall maintain its chief executive office in one of the States of the United States, other than Louisiana.

(c)   The Seller shall maintain or cause to be maintained its computer systems so that, from and after the time of sale of a Contract under this Agreement, the computer systems and records (including any backup archives) that shall refer to such Contract indicate clearly the interest of the Purchaser in such Contract and that such Contract is owned by the Purchaser. Indication of the Purchaser's ownership of a Contract shall be deleted from or modified on the computer systems and records of the Seller, if any, when, and only when, the related Contract shall have been paid in full or repurchased.

(d)   If at any time the Seller shall propose to sell, grant a security interest in, or otherwise transfer any interest in retail motor vehicle installment sales contracts or installment loans to any prospective purchaser, lender or other transferee, the Seller shall give or cause to be given to such prospective purchaser, lender or other transferee computer tapes, records or print-outs (including any restored from back-up archives) that, if they shall refer in any manner whatsoever to any Contract, shall indicate clearly that such Contract has been sold and is owned by the Purchaser.

(e)   The Seller shall permit the Purchaser and its agents, at any time upon reasonable request and notice during normal business hours, to inspect, audit and make copies of and abstracts from the Seller's records regarding any Contract.

(f)   Upon request, the Seller shall furnish to the Purchaser, as promptly as practicable, a list of all Contracts currently subject to this Agreement, together with a reconciliation of such list to the several Schedule of Contracts.

(g)   Other than the costs and disbursements incurred by the Seller in connection with filing the financing statements referenced in Section 2.02(e) and the filing of financing statements, amendments and continuation statements pursuant to this Section, and in having the lien of the Seller noted on the Title Documents, the Purchaser shall pay all reasonable costs and disbursements in connection with the perfection and the maintenance of perfection, as against all third parties, of the Purchaser's right, title and interest in and to the Contracts and in connection with maintaining the first priority security interest in the Financed Vehicles and the proceeds thereof, including all costs incurred in connection with any application to name the Purchaser or its assigns as the lienholder as to any Financed Vehicle.

Section 6.03. Buy Rate Matrix. The Purchaser may revise the Buy Rate Matrix from time to time, upon at least three Business Days prior written notice to the Seller.

Section 6.04. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW), AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

Section 6.05. Notices. All demands, notices and communications under this Agreement shall, except as otherwise provided for herein, be in writing personally delivered or mailed by certified mail, return receipt requested, and shall be deemed to have been duly given upon receipt in the case of:

if to the Seller, to:

E-LOAN, Inc
6230 Stoneridge Mall Road
Pleasanton, California 94588
Attention: Darren Nelson
Telephone: (925) 847-6152
Facsimile: (925) 520-6122

With a copy to:

Scott McKinlay
Senior Legal Officer
E-LOAN, Inc.
6230 Stoneridge Mall Road
Pleasanton, California 94588
Telephone: (925) 847-6154
Facsimile: (925) 520-6122

if to the Purchaser to:

Merrill Lynch Bank USA
c/o Merrill Lynch Commercial Finance Corp.
4 World Financial Center, 10th Floor
New York, New York 10080
Attention: John F. Blackburn
Telephone: (212) 449-9023
Facsimile: (212) 449-6673

or, in each case, to such other address as any party shall have provided to the other parties in writing. Any notice required to be in writing hereunder shall be deemed given if such notice is mailed by certified mail, postage prepaid, or hand-delivered to the address of such party as provided above. Any notice so mailed within the time prescribed herein shall be conclusively presumed to have been duly given, whether or not such addressee shall receive such notice.

Section 6.06. Severability of Provisions. If one or more of the covenants, agreements, provisions or terms of this Agreement shall be for any reason whatsoever held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

Section 6.07. Assignment.

(a)   Notwithstanding anything to the contrary contained herein, except as provided in Section 4.03, the Seller may not transfer or assign all or a portion of its rights, obligations and duties under this Agreement unless the Purchaser has consented to such transfer or assignment.

(b)   The Seller hereby acknowledges and consents to any mortgage, pledge, assignment and grant of a security interest by the Purchaser of all or a portion of its right, title and interest in, to and under the Contracts or the assignment of any or all of the Purchaser's rights and obligations hereunder to any other Person.

Section 6.08. Third Party Beneficiaries. Except as otherwise specifically provided herein, the parties hereto hereby manifest their intent that no third party shall be deemed a third party beneficiary of this Agreement, and specifically that the Obligors are not third party beneficiaries of this Agreement.

Section 6.09. Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original and all of which shall together constitute but one and the same instrument.

Section 6.10. Headings. The headings of the various Articles and Sections herein are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

Section 6.11. Confidentiality. Each of the Seller and the Purchaser agrees for itself and its Affiliates to maintain the Basic Documents and the information therein and any proprietary information a party obtains from or about another party as confidential information and not to disclose such documents or information except (i) to their respective Representatives who need to know such information for purposes of evaluating the transactions contemplated thereby, who are informed of the confidential nature of such documents and information and who agree to be bound by the terms of this Section, (ii) as necessary to perform this Agreement, and in order to obtain any consents, approvals, waivers or other arrangements required to permit the execution, delivery and performance of the Basic Documents, but only to the extent required by any governmental authority pursuant to legal process or as required by applicable law and (iii) as necessary to comply with the securities laws and regulations of any country or political subdivision thereof. In the event any such party is required or requested to make any disclosure pursuant to clause (ii) above, the disclosing party shall use reasonable efforts to give prompt notice of such requirement or request so that the non-disclosing party can seek an appropriate protective order. Notwithstanding anything to the contrary contained in this Agreement, all persons may disclose to any and all persons, without limitations of any kind, the purported or claimed U.S. federal income tax treatment of this Agreement, any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of this Agreement, and all materials of any kind (including opinions or other tax analyses) relating to such U.S. federal income tax treatment or fact, other than the name of the parties or any other Person named herein, or information that would permit identification of the parties or such other Persons, and any pricing terms or other nonpublic business or financial information that is unrelated to the purported or claimed federal income tax treatment of the transaction to the taxpayer and is not relevant to understanding the purported or claimed federal income tax treatment of the transaction to the taxpayer. This Section shall survive for a period of one year following the termination of this Agreement.

Section 6.12. Use of Name.

(a)   The Seller agrees for itself and its Affiliates that it will not use the name "Merrill Lynch," or any servicemark or trademark of the Purchaser or any Affiliate thereof, in any public disclosures and will take reasonable measures not to use the same in any context in marketing the business of the Seller and its Affiliates without the express prior written consent of the Purchaser, unless required to do so by law.

(b)   The Purchaser agrees for itself and its Affiliates that none of them will use the name "E-LOAN," "E-LOAN, Inc" or any servicemark or trademark of E-LOAN or any Affiliate thereof, in any public disclosures and will take reasonable measures not to use the same in any context in marketing the business of the Purchaser and its Affiliates without the express prior written consent of E-LOAN, unless required to do so by law.

Section 6.13. <u>Expenses</u>. Except as otherwise provided herein, each party to this Agreement shall be responsible for paying their respective costs and expenses, including legal and out of pocket expenses, in connection with the negotiation, preparation and execution and delivery of the Agreement and the other Transaction Documents.

Section 6.14. <u>Securitization</u>.

(a) Notwithstanding Sections 6.11 and 6.12, the Purchaser may (i) disclose in the prospectus or other offering document relating to any Securitization the fact that some (and may include the applicable percentage) of the motor vehicle contracts included in the transaction were originated by the Seller, (ii) include in any periodic report issued in connection with any such Securitization, descriptive data for all of the Contracts that are included in such Securitization or for a Contract that is being purchased from the Seller pursuant to the terms of this Agreement or for all Contracts that have been purchased from the Seller pursuant to the terms of this Agreement and (iii) provide to (A) any conduit involved in a conduit Securitization and that conduit's program support providers, (B) any nationally recognized statistical rating organization rating the asset-backed securities issued in connection with any Securitization and (C) any provider of credit or liquidity enhancement in such Securitization, descriptive data for the Contracts included in such Securitization or for all Contracts that have been purchased from the Seller pursuant to the terms of this Agreement. Any prospectus or other offering document or periodic report issued in connection with a Securitization may discuss the Seller's underwriting standards or contain a statement indicating that any Contract included in the transaction complied with the Seller's underwriting standards.

(b) At the request of the Purchaser, the Seller shall use its reasonable efforts to cooperate with any such Securitization upon payment to it of its reasonable fees and expenses incurred in complying with any such request.

(c) The Seller shall continue to be responsible for its obligations under the Basic Documents.

(d) The Seller shall not be required to incur any additional costs as a result of any Securitization that are not otherwise reimbursed to the Seller.

(e) This Section shall survive the termination of this Agreement.

Section 6.15. <u>Separate Counterparts</u>. For the purpose of facilitating the execution of this Agreement and for other purposes, this Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and all of which counterparts shall constitute but one and the same instrument.

Section 6.16. <u>Termination of Agreement</u>. Except for the provisions of this Agreement which are stated to survive termination hereof, this Agreement shall terminate upon termination of the Funding Period.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers as of the day and year first above written.

E-LOAN, INC.,
as Seller

By: /s/ Mark Lefanowicz
        Name: Mark Lefanowicz
        Title: President

MERRILL LYNCH BANK USA,
as Purchaser

By: /s/ John F. Blackburn
        Name: John F. Blackburn
        Title: Managing Director

LOCATION OF CONTRACT FILES

4315 Pickett Road
St. Joseph, Missouri 64503
Attn: John J. Chappell
           Joseph D. Booz

FINANCIAL COVENANT REPORT

[Date]

Reference is hereby made to the Purchase and Sale Agreement, dated as of July 14, 2004 (the "Purchase and Sale Agreement"), between E-LOAN, Inc, as seller, and Merrill Lynch Bank USA, as purchaser (the "Purchaser"). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Purchase and Sale Agreement. The following information pertains to the _____, 20__, Collection Period:

[Include calculations per Section 4.06].

SCHEDULE OF CONTRACTS INFORMATION

The Schedule of Contracts will contain the following as of the Cut-Off Date with respect to each Contract and all Contracts being sold on the related Closing Date:

(i)   date the Contract was funded;

(ii)   Contract Number;

(iii)   Maturity Date;

(iv)   Monthly Payment;

(v)   Due Date and the first Due Date;

(vi)   Financed Vehicle VIN number;

(vii)   Principal Balance of each Contract and the aggregate Principal Balance of all Contracts being sold;

(viii) number of Contracts;

(ix)   original term of each Contract;

(x)   remaining term to maturity of each Contract and the weighted average maturity of all Contracts being sold;

(xi)   APR for each Contract and the weighted average APR for all Contracts being sold on the related Closing Date;

(xii)   model year of each Financed Vehicle relating to an Obligor with a FICO score below 700;

(xiii) mileage of each Financed Vehicle relating to an Obligor with a FICO score below 700;

(xiv)   Amount Financed as to each Contract;

(xv)   FICO score of each Obligor and co-Obligor, if any;

(xvi)   whether the related Contract relates to a purchase of a Financed Vehicle or a Refinanced Contract and the relative percentage of Contracts being sold that relate purchases of Financed Vehicles or Refinanced Contracts; and

(xvii)   whether the related Financed Vehicle is a new or a pre-owned vehicle and the relative percentage of Contracts being sold as to which the related Financed Vehicles are new vehicles or pre-owned vehicles.

SELLER INFORMATION AND LOAN DATA

*This Schedule has been omitted in accordance with Item 601 of Regulation S-K, and will be provided upon request.

ELIGIBILITY CRITERIA

Below are the criteria by which each Contract under the Purchase and Sale Agreement, dated as of July 14, 2004 (the "Purchase and Sale Agreement"), between E-LOAN, Inc., as seller and Merrill Lynch Bank USA, as purchaser, was originated. Any of these criteria may be changed from time to time by mutual consent of the parties to the Purchase and Sale Agreement. Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Purchase and Sale Agreement.

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SCHEDULE VI

UNDERWRITING GUIDELINES

Below are the minimum standards that have been satisfied by each Obligor (and each co-obligor, if any) under each Contract subject to the Purchase and Sale Agreement, dated as of July 14, 2004 (the "Purchase and Sale Agreement"), between E-LOAN, Inc., as seller and Merrill Lynch Bank USA, as purchaser. Any of these standards may be changed from time to time by mutual consent of the parties to the Purchase and Sale Agreement. Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Purchase and Sale Agreement.

Underwriting Guidelines - Credit/Scoring/Authorities

Overview — Credit Authorities

Introduction. Credit Authority will be established for each level by role as defined below. Authorities are "up to and including" the amounts indicated. Exceptions to the amounts shown below may be made based upon need and other factors, but only with concurrence of Credit Risk Management and the General Manager.

Credit Authorities

The following table provides the lending limits and allowable exceptions related to the corresponding role.

[**]

Documentation

All exceptions are required to be documented in detail, in the note section of Exceptions of APPRO.

Role/Exception

Definitions.

[**]

Additional Responsibilities

Managers should regularly review exceptions and overrides approved by Supervisors/Sr. Analysts.

During weekend, holiday, off-hour work, or under other special circumstances, temporary credit authority may be delegated to qualified individuals with lesser authority.

Note: Decisions made during these periods require later concurrence by the appropriate authority level.

FORM OF SALE AND ASSIGNMENT

This Sale and Assignment, dated as of _____, 2004 (the "Cut-Off Date"), is delivered pursuant to Section 2.01(b) of the Purchase and Sale Agreement, dated as of July 14, 2004 (the "Purchase and Sale Agreement"), between E-LOAN, Inc. ("E-LOAN"), as seller, and Merrill Lynch Bank USA, as Purchaser. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed thereto in the Purchase and Sale Agreement.

I, _____, the _____ of E-LOAN, do hereby certify:

1.   Attached hereto as Schedule I is a list of Contracts to be sold by the Seller and purchased by the Purchaser on the Closing Date, which is deemed incorporated into and made a part of the Purchase and Sale Agreement. Such Contracts have an aggregate Principal Balance of $_____ as of the Cut-Off Date.

2.   All Contract Files and all Contract Documents relating to such Contracts will be delivered to the Custodian on the Closing Date.

3.   Each of the conditions set forth in Section 2.03 of the Purchase and Sale Agreement has been met as of the Cut-Off Date and shall be true and correct as of the Closing Date.

4.   As of the Cut-Off Date, the Seller is not insolvent, nor will it be made insolvent by the sale of such Contracts to the Purchaser, nor is it aware of any pending insolvency.

5.   The representations and warranties of the Seller in Section 3.01(a) and (b) of the Purchase and Sale Agreement and each other Basic Document are true and correct as of the Cut-Off Date.

6.   No event has occurred and is continuing, or would result from the transactions contemplated by this Agreement and the related Sale and Assignment, that constitutes a Default or an Event of Default.

For each Contract described herein, please transfer an amount equal to the Purchase Price in immediately available funds by 4:00 p.m. today in the aggregate amount of $_____ to E-LOAN in accordance with the wire instructions below.

IN WITNESS WHEREOF, the undersigned has caused this Sale and Assignment to be executed and delivered to the Purchaser as of the date first above written.

E-LOAN, INC.

By: _____
     Name:
     Title:

Wiring Instructions:

Beneficiary:

_____: _____
                     _____
                     _____

ABA: _____
Bank Acct. #   _____
$ Amount: _____

SCHEDULE A TO SALE AND ASSIGNMENT

LIST OF CONTRACTS

Reference is hereby made to the Purchase and Sale Agreement, dated as of July 14, 2004 (the "Purchase and Sale Agreement"), between E-LOAN, Inc., as seller, and Merrill Lynch Bank USA, as purchaser (the "Purchaser"). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Purchase and Sale Agreement.

With respect to all Contracts being sold on the related Closing Date:

(i)   date the Contract was funded;

(ii)   Contract Number;

(iii)   Maturity Date;

(iv)   Monthly Payment;

(v)   Due Date and the first Due Date;

(vi)   Financed Vehicle VIN number;

(vii)   Principal Balance of each Contract and the aggregate Principal Balance of all Contracts;

(viii)   number of Contracts;

(ix)   original term of each Contract;

(x)   remaining term to maturity of each Contract and the weighted average maturity of all Contracts being sold;

(xi)   APR for each Contract and the weighted average APR for all Contracts being sold being sold on the related Closing Date;

(xii)   model year of each Financed Vehicle if below FICO 700;

(xiii)   mileage of each Financed Vehicle if below FICO 700;

(xiv)   Amount Financed as to each Contract;

(xv)   FICO score of each Obligor and co-Obligor, if any;

(xvi)   whether the related Contract relates to a purchase of a Financed Vehicle or a Refinanced Contract and the relative percentage of Contracts being sold that relate purchases of Financed Vehicles or Refinanced Contracts; and

(xvii)   whether the related Financed Vehicle is a new or a pre-owned vehicle and the relative percentage of Contracts being sold as to which the related Financed Vehicles are new vehicles or pre-owned vehicles.

BUY RATE MATRIX

[**]

EXHIBIT C

FORM OF POWERCHECK CONTRACT*

*This Exhibit has been omitted in accordance with Item 601 of Regulation S-K, and will be provided upon request.

FORM OF NOTE AND SECURITY AGREEMENT*

*This Exhibit has been omitted in accordance with Item 601 of Regulation S-K, and will be provided upon request.

NOTICE OF REPURCHASED CONTRACT

TO: SYSTEMS & SERVICES TECHNOLOGIES, INC.,
                as Custodian
                4315 Pickett Road
                St. Joseph, Missouri 64503

FROM: E-LOAN, INC.

DATE: _____, 200_

---

1.   This Notice of Repurchased Contract is delivered to you pursuant to Section 3.02(c) of the Purchase and Sale Agreement, dated as of July 14, 2004, between, E-LOAN, Inc. ("E-LOAN"), as seller, and Merrill Lynch Bank USA, as purchaser (as amended, supplemented, restated or replaced from time to time, the "Purchase Agreement"). Unless the context otherwise requires, capitalized terms which are used but not defined herein shall have the respective meanings attributed to such terms in the Purchase Agreement.

2.   The undersigned hereby acknowledges that it has repurchased the Repurchased Contract(s) identified on Schedule I hereto.

You are hereby is directed to deliver all of the Contract Documents relating to such Repurchased Contract to E-LOAN.

E-LOAN, INC.

By: _____
         Name:
         Title:

Acknowledged:

MERRILL LYNCH BANK USA,

By: _____
      Name:
      Title:

REPURCHASED CONTRACT